Bison Capital Acquisition Corp.

609-610 21st Century Tower

No. 40 Liangmaqiao Road

Chaoyang District, Beijing, China

March 4, 2019

Ms. Dorrie Yale

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

Re:	Bison Capital Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed February 22, 2019
File No. 001-38120

Dear Ms. Yale:

This letter is in response to the letter dated March 1, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Bison Capital Acquisition Corp. (the “Company”, “we”, “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended preliminary proxy statement on Schedule 14A (“Amendment No.1 to Preliminary Proxy”) is being submitted to accompany this letter.

Please note that new language we are including in Amendment No.1 to Preliminary Proxy pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial preliminary proxy statement on Schedule 14A are indicated in this letter as ~~strikethrough~~ font.

Preliminary Proxy Statement on Schedule 14A

Summary

The Extension Amendment and the Trust Amendment, page 14

1.	You state that Xynomic has agreed to contribute a loan to you for each public share that is not redeemed in an amount that remains to be determined in the penultimate paragraph on the third page of the cover letter, the second paragraph on the second page of the shareholder notice, and the fourth paragraph on page 15. Based on the lead-in clause to these statements in the cover letter and on page 15, it appears that Xynomic has agreed to make this contribution if shareholders approve the Extension Amendment. However, you also disclose in the last sentence in these three paragraphs that if Xynomic advises you that it does not intend to make the contribution, then these three shareholder proposals in this proxy statement will not be put before shareholders and you will dissolve and liqudiate. Please revise to clarify the conditions to Xynomic’s agreement to make this contribution and whether it may be excused from its obligation.

Response: Pursuant to the Staff’s comment, we have revised our disclosure in the penultimate paragraph on the third page of the cover letter, the second paragraph on the second page of the shareholder notice, and the fourth paragraph on page 15 of the Amendment No.1 to Preliminary Proxy accordingly to state the following:

“Xynomic has issued Bison a commitment letter pursuant to which it has agreed to contribute to us as a loan $0.02~~[●]~~ for each public share that is not redeemed, for each calendar month (commencing on March 24, 2019 and on the 24th day of each subsequent month), or portion thereof, that is needed by Bison to complete the Merger or another business combination from March 23, 2019 (the date by which Bison is currently required to complete its business combination) until the Extended Termination Date (the “Contribution”). For example, if Bison takes until June 24, 2019 to complete its business combination, which would represent three calendar months, ~~Bison’s insiders~~Xynomic would make aggregate Contributions of approximately ~~$[●]~~ 362,250 (assuming no public shares were redeemed in connection with the Extension) ~~(the “Contribution”)~~. Each Contribution will be deposited in the Trust Account established in connection with the IPO within seven calendar days from the beginning of such calendar month (or portion thereof) expect that the portion of first Contribution for March 24, 2019 to March 31, 2019 will be deposited in the Trust Account within seven calendar days from March 24, 2019. The Contribution will be deposited as additional interest on the proceeds in the Trust Account and will be distributed pro rata as a part of redemption amount to each public share that is redeemed following the consummation of the Business Combination. Accordingly, if the Extension Amendment and the Trust Amendment are approved and the Extension is implemented and Bison takes the full time through the Extended Termination Date to complete the initial business combination, the redemption amount per share at the meeting for such business combination or Bison’s subsequent liquidation will be approximately ~~$[●]~~ $10.55 per share, in comparison to the ~~current~~ redemption amount of $~~10.25~~ 10.49 per share as of December 31, 2018 (assuming no public shares were redeemed in connection with the Extension). The Contribution is conditional upon the implementation of the Extension Amendment and the Trust Amendment. The Contribution will not occur if the Extension Amendment is not approved or the Extension is not completed. The amount of the Contribution will not bear interest and will be repayable by us to Xynomic upon consummation of an initial business combination. ~~If Xynomic advises us that it does not intend to make the Contribution, then the Extension Amendment, Trust Amendment and the Adjournment Proposal will not be put before the shareholders at the special meeting and we will dissolve and liquidate in accordance with our charter.~~”

2.	You state in the penultimate paragraph on the third page of the cover letter, the second paragraph on the second page of the shareholder notice, and the fourth paragraph on page 15 that this contribution from Xynomic will be deposited in the trust account. However, it also appears from your statement in the first sentence on page 16 that you will incur additional expenses if shareholders approve the Extension Amendment and the Trust Amendment. Please revise to clarify whether any amount from the Xynomic loan will be used for expenses. In addition, you state in the cover letter that the Xynomic loan will be repayable by you to the Sponsor on page 15 and to Xynomic in the cover letter and shareholder notice. Please reconcile these disclosures.

Response: Pursuant to the Staff’s comment, we revised the disclosure in the penultimate paragraph on the third page of the cover letter, the second paragraph on the second page of the shareholder notice, and the fourth paragraph on page 15 of the Amendment No.1 to Preliminary Proxy to clarify that each Contribution will be deposited in the Trust Account “as additional interest on the proceeds in the Trust Account” and “will be distributed pro rata as a part of redemption amount to each public share that is redeemed following the consummation of the Business Combination”.

In addition, we have revised our disclosure on the cover page, page 16, page 30, and page 38 of the Amendment No.1 to Preliminary Proxy to clarify that in the event that we do not close an initial business combination, we may not use proceeds or interest on such proceeds from our Trust Account to repayment of our working capital loans.

We further clarified that Xynomic loan will be repayable by us to Xynomic upon the consummation of a business combination on the shareholder notice and page 15 of the Amendment No.1 to Preliminary Proxy.

Exhibits

3.	Please update the Proposal 3 in your proxy card to correspond to the adjournment proposal set forth in this proxy statement. Please also revise your proxy card in the section entitled “Intention to Exercise Redemption Rights” to refer shareholders to redemption procedures set forth in this proxy statement rather than your Form S-4.

Response: Pursuant to the Staff’s comment, we updated our proxy card accordingly and refiled with this Amendment No. 1 to Preliminary Proxy.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2210.

Very truly yours,

/s/ James Jianyuan Tong
Name: James Jiayuan Tong
Title: Chief Executive Officer

Cc: Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC

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